THE MERGER FUND VL

February 7, 2011

Dear Fellow Shareholder:

The Merger Fund VL posted an increase of 1.2% for the quarter ending December 31, 2010, bringing the Fund’s gain to 5.3% for the calendar year, which was below our targeted rate of return.  Some mid-year glitches in Australia as well as a sluggish deal environment and an extremely low interest rate climate contributed to the shortfall.  The S&P 500, however, surpassed most expectations with a gain of 10.8% for the period, capping a surprising year in which the index logged a +15.1% rate of return and continued its bounce back from early-2009 recession lows.   We routinely mention this equity market index in our letters, not just to compare performance, but also to highlight our lack of correlation (although in Q4 correlation would have been a good thing).  There were eight broken deals out of 192 arbitrage investments made during the year, a greater than usual proportion.  In any event, this quarter produced a positive return for the 20th time in the past 26 quarters (we have had no down years since our inception in 2004), and our standard deviation for the year was 2.95%, compared to the S&P 500’s 22.04%.  Standard deviation is a measure of the volatility, or risk, of the Fund’s monthly returns and is a good gauge of our ability to provide our investors with a low volatility product, in both good markets and bad.

Our winners outnumbered our losers by approximately 4 to 1 during the last three months.  We added 40 new positions during the quarter, in such diverse sectors as technology, coal mining, oil and gas production, construction equipment, consumer goods and financials.  The portfolio continues to be invested globally.  Most recent foreign action has been in Australia, as European activity continues to be tepid at best.  In all, deal activity was disappointing in 2010.  Consider the following data (by cumulative value): 1

•	Western European deal activity was down 27% from 2009, the third consecutive yearly decline
•	North American activity was down 28% from 2009, the third consecutive annual decline
•	Asia Pacific regional activity, including China (surprisingly) was down 23% from 2009, the first decline in 3 years
•	Activity in the rest of the world was up 30% year-over-year, with the big surprise being that Brazilian transactions, valued at $161 billion USD, outpaced Russian deals by a billion dollars

However, there are many causes for optimism regarding future transaction activity.  For one, interest rates remain at historically low levels, enabling the cheapest borrowing costs in decades.  Secondly, equity markets have rebounded smartly, rising 101% since the lows of March 2009, making acquirers’ currencies more valuable should a company want to pay for its acquisition with stock.  Additionally, corporate balance sheets are flush with cash.  Cash levels at U.S. non-financial companies exceed $2 trillion, which provide incentives for buyers to deploy their excess cash and increase return on equity.  This further provides built-in financing when purchasing a cash-rich target company. Finally, many companies had fueled temporary growth by cutting costs during the recession, and now have limited ways of growing their top and bottom lines other than through acquisitions.

1 Zephyr Annual M&A report 2010, published by BvD

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, LLC • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-5737

Private equity has a role to play as well.  There is thought to be in excess of $500 billion in private equity capital commitments that are waiting to be deployed in LBO and “club” acquisitions.  Worth noting is that, on average, these commitments expire within 2½ years, providing additional incentive for sponsors to transact in the near term.

A possible harbinger of returning corporate confidence is the increase in unsolicited bids, which totaled 8 percent of global deal flow in 2010, according to Ernst & Young’s year-end merger and acquisition study.2  Gordon Dyal, the global head of mergers and acquisitions at Goldman Sachs, quoted in the New York Times Dealbook, has opined, “…looking at our backlog, we see continued, steady growth.”3

Regardless of the level of deal activity, it is our job to make intelligent investment decisions.  There are times when that entails avoiding a merger altogether or investing in the situation in a more conservative manner.  For example, the high profile unsolicited offer for Potash Corp. of Saskatchewan Inc. (“Potash”) by BHP Billiton Limited (“BHP”) provides an illustration of our risk management philosophy.

In August of 2010, BHP announced its intention to make an offer to acquire all of the shares of Potash for $130 per share, or $40 billion USD.  Potash, which had traded at $112.15 on the prior day, formed an independent committee of directors to consider the proposal, rejected the offer the following day, and implemented a poison-pill shareholder-rights plan.  BHP then commenced its tender offer, but because of the poison pill, it would have been unable to purchase all of the shares without a negotiated agreement in which management cancelled the rights plan.  The poison pill would be triggered if any shareholder’s ownership exceeded 20% of the outstanding shares without management approval, making a purchase unacceptably expensive.  Thus, the game was on.

BHP dwarfs Potash in market capitalization, revenues and profits and would have had no problem financing its offer.  Additionally, BHP had recently been rejected as a suitor of Rio Tinto plc, and its management team was motivated to prove it could successfully complete a large transaction.  The parties’ deal, legal and defense teams suited up for a high-stakes battle.  Both sides lobbied the press, shareholders and most importantly, the regulators.  In addition to typical anti-trust approvals, BHP’s proposal required local Saskatchewan Financial Services Commission approval.  Rumors of counter-bidders and Chinese interest in Potash swirled while the parties filed suit against each other.  Potash management claimed to be evaluating several undisclosed alternatives for the company, while simultaneously assuring shareholders that its goal was to do what was best for shareholders as well as the company itself.

2 NY Times Dealbook, January 3, 2011
3 Ibid.

In the meantime, over a month had passed and a funny thing happened. Fertilizer prices began to lift, corn prices increased, and the underlying value of the target company ballooned.  To compress the story a bit, the stock traded up through the offer price and into the mid-$140s.  Speculation ran wild that BHP, which could afford to sweeten its offer, would pay as much as $170 per share for Potash.

We, along with our regulatory counsel, had determined by that point that local government approval was not a layup, but that values had indeed gone up significantly and a deal price in excess of $160 would still be accretive to BHP’s earnings.  In fact, our assessment was that if there was a way to purchase stock at or below $140, our downside, if any, would be limited, and we were willing to cap our potential profits in order to reduce our risk.  While other investors and hedge funds were paying $147 for stock or purchasing call options as a cheap way to take a 3-point shot (to keep the metaphor going), we were happy to purchase stock and sell deep in-the-money 135 and 140 strike call options on Potash.  While this strategy could not guarantee a profitable investment, it would have the effect of creating a nice rate of return if the stock was higher than the strike price at expiration but would cap our profits if a deal was struck at an extraordinary price.  We thought the risk/reward profile fit our philosophy perfectly, and we were happy with the downside protection we had put in place.

Ultimately, the Saskatchewan government rejected BHP’s bid, and BHP walked away from its prey.  Potash stock traded down from $147 to as low as $137 before settling in at approximately $142.  Although most event-driven investors lost money on this situation, The Merger Fund VL profited because the stock remained above our strike price beyond the options’ expiration date.  Our unique and collaborative approach to portfolio management enabled us to creatively structure an investment with the conservative characteristics that are the hallmark of our Fund.

The quality of the team managing your assets has always been a priority for us.  Westchester Capital Management’s infrastructure has continued to expand along with the Fund’s assets, and we have been fortunate to attract talented partners and employees.  This year, Bruce Rubin joined us as Chief Operating Officer and Chief Compliance Officer.  His wealth of experience in the investment management business should keep the company and its operations running smoothly.  We have also hired Jody Harris-Stern as Director of Business Development.  In addition to helping to plan our new initiatives, such as possible sister funds in the alternative investment space, Jody’s senior background in client-facing roles at UBS Global Asset Management will allow us to continue to service investors in the manner to which they have become accustomed for the past 22 years.  Our head trader, Abe Cary, has also continued to assume new portfolio-related responsibilities, and with the addition of Ben Kunofsky as our secondary trader, Abe has been able to provide valuable input into our investment process.  Needless to say, the strong team that we have assembled in both the front and middle office will continue to allow your portfolio managers to focus on investment management, and nothing but investment management.

We remain optimistic about an upturn in deal activity in 2011.  We are close to one hundred percent invested, and the Fund currently holds positions in 65 arbitrage situations around the globe.

Finally, thanks very much for your continued support.  We take our risk-management responsibilities seriously.

Best wishes for a happy and peaceful 2011.

Sincerely,

Roy Behren	Mike Shannon

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.

Q4 2010 Statistical Summary

FUND FACTS

Portfolio Characteristics
Inception Date	5/26/2004
Total Net Assets	$14.8 million
Assets in Strategy	$4.1 billion
Net Expense Ratio1	1.40%
Total Operating Expense 1,2	3.16%
Portfolio Turnover Rate1	210.28%

PORTFOLIO

Equity Investments
Number of Long Positions	63
Number of Short Positions	19
Average Position Size	1.71%
Long positions as % of net assets:	107.80%
Short positions as % of net assets:	19.94%

Top Ten Positions
McAfee Inc.
Alcon Inc.
Bucyrus International Inc.
King Pharmaceuticals, Inc.
Potash Corporation of Saskatchewan
Airgas, Inc.
AXA Asia Pacific Holdings Ltd.
Baldor Electric Company
Western Coal Corp.
Genzyme Corporation

Deal Type
Friendly	88.34%
Hostile	11.66%

Type of Buyer
Strategic	92.46%
Financial	7.54%

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

1 For period 1/1/10 to 12/31/10.
2 Includes interest expense, borrowing expense on securities sold short and dividends on securities sold short.

2010 Year-End Performance Summary

PERFORMANCE
10-Year Cumulative Change in Value of a $10,000 Investment

Top Ten Winners for 2010		Top Ten Losers for 2010
Deal	Attribution	Deal	Attribution
Chloride Group plc.	0.81%	Nufarm Limited/Sinochem	-0.53%
KKR Private Equity Investors LP/The Blackstone Group	0.53%	Savient Pharmaceuticals Inc.	-0.47%
Smith International, Inc./Schlumberger NV	0.32%	Infigen Energy	-0.45%
Potash Corporation of Saskatchewan/BHP Billiton Ltd.	0.29%	Hillgrove Resources Ltd.	-0.40%
XTO Energy Inc./Exxon Mobil Corp.	0.24%	Macarthur Coal Ltd./Peabody Energy	-0.25%
Allegheny Energy Inc./First Energy Inc.	0.23%	Perpetual Ltd.	-0.16%
Undisclosed Chemical Corporation	0.21%	Indophil Resources NL	-0.13%
Genzyme Corporation	0.20%	AXA Asia Pacific Holdings/AMP Ltd.	-0.12%
Qwest Communications International/CenturyLink, Inc.	0.18%	McAfee Inc./Intel Corp.	-0.11%
Undisclosed UK Media	0.18%	California Pizza Kitchen	-0.08%

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.

For more information please call: (800) 343-8959